
December 30, 2022

William Fehrman
Director, President and Chief Executive Officer
Berkshire Hathaway Energy Company
666 Grand Avenue
Des Moines, Iowa 50309-2580

> **Re: Berkshire Hathaway Energy Company**
> **Registration Statement on Form S-4**
> **Filed December 22, 2022**
> **File No. 333-268950**

Dear William Fehrman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: J. Alan Bannister, Esq.